Exhibit 12.1
NATIONAL HEALTH INVESTORS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)
(unaudited)

	Nine Months Ended	Year Ended
	September 30, 2013	2012	2011	2010	2009	2008
Earnings
Income from continuing operations before adjustment for income or loss from equity investees	$57,112	$74,618	$73,192	$61,786	$56,255	$49,620
Add: State franchise taxes based on gross receipts	110	117	96	82	52	38
Add: Fixed charges	6,455	4,020	4,459	1,860	182	336
Add: Amortization of capitalized interest	4	1	—	—	—	—
Subtract: Preferred stock dividends	—	—	—	—	—	—
Subtract: Interest capitalized	(201)	(208)	(30)	—	—	—
Total Earnings	$63,480	$78,548	$77,717	$63,728	$56,489	$49,994

Fixed Charges
Interest expense	$5,658	$3,492	$3,848	$1,552	$175	$323
Interest capitalized	201	208	30	—	—	—
Amortization of costs related to indebtedness	596	320	581	308	—	—
Estimated interest in rental expense(1)	—	—	—	—	7	13
Total Fixed Charges	6,455	$4,020	$4,459	$1,860	$182	$336

Preferred Stock Dividends(2)	—	—	—	—	—	—

Combined Fixed Charges and Preferred Stock Dividends	6,455	4,020	4,459	1,860	182	336

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	9.83	19.54	17.43	34.26	310.38	148.79

(1)    Assumes that one-third of rent expense represents a reasonable approximation of the interest factor.
(2)    There was no preferred stock outstanding for any of the periods presented.